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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2003

Preem Holdings AB (publ)
(Translation of registrant's name into English)

Sandhamnsgatan 51, S-11590, Stockholm, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐:

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Preem Holdings AB (publ)
Date: September 18, 2003	By:	/s/ PER HÖJGÅRD
	Name:	Per Höjgård
	Title:	Chief Financial Officer

Press release 2003-09-18

Preem to acquire Norsk Hydro's share in Scanraff

        Preem has signed an agreement to buy Norsk Hydro's 25 percent ownership share in Scanraff in Lysekil. The acquisition price is approximately 1.5 billion SEK. This acquisition will make Preem the 100 percent owner of the refinery which will further reinforce Preem's position in the Nordic countries. Preem will now be the full owner of two efficient and competitive refineries—Scanraff in Lysekil and Preem Refinery in Gothenburg.

        —The acquisition creates opportunities to develop synergies between the two refineries. We will form an integrated refinery system that further reinforces our already strong position in the market, says Michael Löw, President and CEO of Preem.

        —Scanraff is one of the most advanced refineries in Europe. The acquisition, in combination with our earlier decision to invest 3.3 billion SEK in an Iso-cracker will further enhance our profitability and reinforce our position in the European market. The Iso-cracker will convert fuel oil to environmentally adapted and completely sulphur-free vehicle fuels, for which there is a strong demand in Europe. Having full control of Scanraff will also further assist us in making this upgrade a successful project, says Michael Löw.

        Preem's acquisition of Scanraff is subject to approval by the Competition Directorate of the Commission of the European Communities. A decision is expected in this autumn.

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SIGNATURES
  Press release 2003-09-18